Exhibit 99

Estimates of Proved Reserves, Future Production Rates, and Future Net Revenues for THE BP PRUDHOE BAY ROYALTY TRUST As of December 31, 2020 Miller and Lents 909 Fannin Street, Suite 1300 Houston, Texas 77010 USA FEBRUARY 26, 2021

909 Fannin St. • Suite 1300 Houston, Texas 77010 713.651.9455 Millerandlents.com

February 26, 2021

Ms. Elaina Rodgers, Vice President

Trustee, BP Prudhoe Bay Royalty Trust

BNY Mellon Trust Company, N.A.

US Client and Business Development

601 Travis, Floor 16

Houston, Texas 77002

Re:	Estimates of Proved Reserves,
Future Production Rates, and
Future Net Revenues for the
BP Prudhoe Bay Royalty Trust
As of December 31, 2020

Dear Ms. Rodgers:

This letter report is a summary of investigations performed in accordance with the Miller and Lents, Ltd. (M&L) engagement by you as described in Section 4.8(d) of the Overriding Royalty Conveyance dated February 27, 1989, between BP Exploration (Alaska) Inc. and The Standard Oil Company. The purpose of M&L’s review was to determine that the procedures and methods used by Hilcorp North Slope, LLC are effective and in accordance with the definitions contained in the Securities and Exchange Commission Regulation S-X, Rule 4-10(a). The investigations included reviews of the estimates of proved reserves and production rate forecasts of oil and condensate made by Hilcorp North Slope, LLC attributable to the BP Prudhoe Bay Royalty Trust as of December 31, 2020. Additionally, M&L reviewed calculations of the resulting estimated future net revenues and present value of estimated future net revenues attributable to the BP Prudhoe Bay Royalty Trust. M&L’s review covers 100 percent of reserves and future revenues attributable to the BP Prudhoe Bay Royalty Trust. This report was completed on February 26, 2021.

Under the terms of an Issues Resolution Agreement entered into by the Prudhoe Bay Unit owners in October 1990, produced condensate from the Gas Cap Initial Participating Area (Gas Cap IPA) was allocated to the Gas Cap IPA until a cumulative limit of 1,175 million barrels was reached. This cumulative limit was reached in June 2014. Beginning at that time and continuing thereafter, that condensate is allocated to the Oil Rim Initial Participating Area (Oil Rim IPA). Therefore, references herein to oil production include condensate production allocated to the Oil Rim IPA.

The estimates and calculations reviewed were summarized in the report prepared by Hilcorp North Slope, LLC and transmitted with a cover letter dated March 2, 2021, addressed to Ms. Elaina Rodgers of BNY Mellon Trust Company, N.A. and signed by Ms. Colleen Elkins. Reviews were also performed by M&L during this year or in previous years of the (1) procedures for estimating and documenting proved reserves; (2) estimates of in-place reservoir volumes; (3) estimates of recovery factors and production profiles for the various areas, pay zones, projects, and recovery processes that are included in the estimate of proved reserves; (4) production strategy and procedures for implementing that strategy; (5) sufficiency of the data available for making estimates of proved reserves and production profiles; and (6) pertinent provisions of the Prudhoe Bay Unit Operating Agreement, the Issues Resolution Agreement, the Overriding Royalty Conveyance, the Trust Conveyance, the BP Prudhoe Bay Royalty Trust Agreement, and other related documents referenced in the Form F-3 Registration Statement filed with the Securities and Exchange Commission (SEC) on August 7, 1989 by BP Exploration (Alaska) Inc.

BP Prudhoe Bay Royalty Trust February 26, 2021

Proved reserves were estimated by Hilcorp North Slope, LLC in accordance with the definitions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a). Estimated future net revenues and present value of estimated future net revenues are not intended and should not be interpreted to represent fair market values for the estimated reserves.

The Prudhoe Bay (Permo-Triassic) Reservoir is defined in the Prudhoe Bay Unit Operating Agreement. The Prudhoe Bay Unit is an oil and gas unit situated on the North Slope of Alaska. The BP Prudhoe Bay Royalty Trust is entitled to a royalty payment on 16.4246 percent of the first 90,000 barrels of the actual average daily net production of oil and condensate for each calendar quarter from the BP Exploration (Alaska) Inc. Working Interest as defined in the Overriding Royalty Conveyance. The payment amount depends upon the Per Barrel Royalty that in turn depends upon the West Texas Intermediate Price (WTI Price), the Chargeable Costs, the Cost Adjustment Factor, and Production Taxes, all of which are defined in the Overriding Royalty Conveyance. Changes to the Production Tax beginning January 1, 2014, were legislated by the State of Alaska and are incorporated herein. “Barrel” as used herein means stock tank barrel as defined in the Overriding Royalty Conveyance.

Payments received by the BP Prudhoe Bay Royalty Trust are based exclusively on a percentage of the first 90,000 barrels of the average actual daily net production of crude oil from the leases subject to the Overriding Royalty Conveyance. There is no relationship between any delivery commitments of Hilcorp North Slope, LLC and the other owners of the Working Interests in the Prudhoe Bay Field and the BP Prudhoe Bay Royalty Trust’s entitlement to the prescribed royalty payments. The BP Prudhoe Bay Royalty Trust does not directly or indirectly own any working interests in wells, operations, or acreage.

M&L’s reviews do not constitute independent estimates of the reserves and annual production rate forecasts for the areas, pay zones, projects, and recovery processes examined. M&L relied upon the accuracy and completeness of information provided by Hilcorp North Slope, LLC and historically by BP Exploration (Alaska) Inc. with respect to pertinent ownership interests and various other historical, accounting, engineering, and geological data. M&L employed all methods, procedures, and assumptions considered necessary in utilizing the data provided to prepare this report.

As a result of M&L’s cumulative reviews, based on the foregoing, M&L concludes that:

1.

A large body of basic data and detailed analyses are available and were used in making the estimates. In M&L’s judgment, the quantity and quality of currently available data on reservoir boundaries, original fluid contacts, and reservoir rock and fluid properties are sufficient to indicate that any future revisions to the estimates of total original in-place volumes should be minor. Furthermore, the data and analyses on recovery factors and future production rates are sufficient to support the proved reserves estimates.

2.

Proved reserves were estimated generally by using full-field three-dimensional reservoir simulation, well-established historical production performance trends, and/or other geologic and engineering studies. Where sufficient localized performance data did not exist, reserves were estimated by volumetric calculations, simulations, or by analogy to similar producing areas of the field. The methods and procedures employed to accumulate and evaluate the necessary information and to estimate, document, and reconcile reserves, annual production rate forecasts, and future net revenues are effective and appropriate.

Based on M&L’s limited independent tests of the computations of reserves, production flowstreams, and future net revenues, such computations were performed in accordance with the methods and procedures described to M&L and conform to the relevant SEC definitions.

BP Prudhoe Bay Royalty Trust February 26, 2021

3.

As a result of the 2020 SEC-defined 12-month average West Texas Intermediate Price, the estimated net remaining proved reserves attributable to the BP Prudhoe Bay Royalty Trust as of December 31, 2020 are zero.

4.

The 2020 average West Texas Intermediate Price of $39.57 per barrel, applicable under current SEC regulations, represents the 12-month average of the first-day-of-the-month price for each month within the 12-month period prior to December 31, 2020. Based on this price, other economic parameters as prescribed by the Overriding Royalty Conveyance, and utilizing the specified procedures outlined in Financial Accounting Standards Board Accounting Standards Codification 932, Extractive Activities – Oil and Gas, Hilcorp North Slope, LLC calculated that as of December 31, 2020, production of the proved reserves will result in estimated future net revenues and present value of estimated future net revenues of $0 to the BP Prudhoe Bay Royalty Trust. These estimates are reasonable.

5.

As a consequence of the natural production decline and the downtime required for ongoing infrastructure and other improvements, Hilcorp North Slope, LLC’s net production of oil from proved reserves attributable to the BP Prudhoe Bay Royalty Trust was less than 90,000 barrels per day on an annual average basis in 2020. Hilcorp North Slope, LLC expects that the net production of oil from proved reserves attributable to the BP Prudhoe Bay Royalty Trust will be less than 90,000 barrels per day on an average basis during future years. The Hilcorp North Slope, LLC projection of the future net production of oil is reasonable.

6.

Production attributable to the BP Prudhoe Bay Royalty Trust will decline with the Hilcorp North Slope, LLC production. The Per Barrel Royalty will continue to have no value if the West Texas Intermediate Price is less than the sum of the Chargeable Costs and Production Taxes, appropriately adjusted in accordance with the Overriding Royalty Conveyance. Under these circumstances, average daily production attributable to the BP Prudhoe Bay Royalty Trust will continue to have no value and therefore will not contribute to the reserves attributable to the BP Prudhoe Bay Royalty Trust regardless of Hilcorp North Slope, LLC’s net production level.

7.

Based on the SEC-defined 12-month average West Texas Intermediate Price of $39.57 per barrel and Production Taxes and Adjusted Chargeable Costs as prescribed by the Overriding Royalty Conveyance, the projection that royalty payments will continue to be zero is reasonable. Therefore, no reserves are currently attributed to the BP Prudhoe Bay Royalty Trust. In order for the BP Prudhoe Bay Royalty Trust to have associated reserves and future net revenues, the SEC-defined 12-month average West Texas Intermediate Price of $39.57 per barrel must exceed the Production Taxes and Adjusted Chargeable Costs as prescribed by the Overriding Royalty Conveyance in future years. The projected value of the Production Taxes and Adjusted Chargeable Costs as prescribed by the Overriding Royalty Conveyance is $59.87 per barrel in 2021 and is $65.38 per barrel in 2022 and continues to increase thereafter. Currently, the cessation of production date forecasted by Hilcorp North Slope, LLC exceeds the life of the BP Prudhoe Bay Royalty Trust.

8.

Even if expected reservoir performance does not change, the estimated reserves, economic life, and future net revenues attributable to the BP Prudhoe Bay Royalty Trust may change significantly in the future. This may result from sustained periods of change in the West Texas Intermediate Price, the Production Tax, or from changes in other prescribed variables utilized in calculations defined by the Overriding Royalty Conveyance.

BP Prudhoe Bay Royalty Trust February 26, 2021

Estimates of ultimate and remaining reserves and production forecasts depend upon assumptions regarding expansion or implementation of alternative projects or development programs and upon strategies for production optimization. Hilcorp North Slope, LLC has continual reservoir management, surveillance, and planning efforts dedicated to (1) gathering new information, (2) improving the accuracy of its reserves and production capacity estimates, (3) recognizing and exploiting new opportunities, (4) anticipating potential problems and taking corrective actions, and (5) identifying, selecting, and implementing optimum recovery program and cost reduction alternatives. Given this significant effort and ever-changing economic conditions, estimates of reserves and production profiles will change periodically.

Future projects, development programs, or operating strategies different from those assumed in the current estimates may change future estimates and affect recoveries. However, because several complementary and alternative projects are being considered for recovery of the remaining oil in the reservoir, a decision not to implement a currently planned project may allow scope expansion or implementation of another project, thereby increasing the overall likelihood of recovering the reserves.

Future production rates will be controlled by facilities’ limitations and upsets, well downtime, and the effectiveness of programs to optimize production and costs. Additional drilling, workovers, facilities modifications, new recovery projects, and programs for production enhancement and optimization are expected to mitigate but not eliminate the decline in gross oil production capacity.

Under current economic conditions, gas from the Alaskan North Slope, except for minor volumes, cannot be marketed commercially. As a result of continued reinjection of produced gas, oil recovery is expected to be greater than the recovery would be if major volumes of produced gas were being sold. No major gas sale is assumed in the current estimates. In the event that major gas sales are initiated, likely to supply a liquefied natural gas (LNG) project under consideration, ultimate oil recovery may be reduced from the current estimate unless recovery projects other than those included in the current estimate are implemented.

Large volumes of natural gas liquids (NGLs) are likely to be produced and marketed in the future whether or not major gas sales become viable. NGL reserves are not included in the estimates cited herein. The BP Prudhoe Bay Royalty Trust is not entitled to royalty payments from production or sales of natural gas, LNG, or NGLs.

The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect M&L’s informed judgments and are subject to the inherent uncertainties associated with interpretation of geological, geophysical, and engineering information. These uncertainties include, but are not limited to the (1) utilization of analogous or indirect data and (2) application of professional judgment. At this time, M&L and Hilcorp North Slope, LLC are not aware of any existing or pending federal or state regulations that would materially affect the ability of Hilcorp North Slope, LLC to recover the estimated reserves in the Prudhoe Bay Field. Government policies and market conditions different from those reflected in this study or disruption of existing transportation routes or facilities may cause (1) the total quantity of oil or condensate to be recovered, (2) actual production rates, (3) prices received, (4) operating and capital costs, or (5) Production Taxes to vary from those reviewed in this report. Minor precision inconsistencies may exist in the report due to truncation or rounding of aggregated values.

BP Prudhoe Bay Royalty Trust February 26, 2021

Miller and Lents, Ltd. was founded in 1948, offering services and expertise in many phases of the oil and gas industry. The firm is registered with the Texas Board of Professional Engineers. Assigned staff members include licensed professional engineers with over 25 years of diversified experience. Work was supervised by a licensed professional engineer with more than 15 years of experience with the BP Prudhoe Bay Royalty Trust.

Miller and Lents, Ltd. is an independent oil and gas consulting firm. No director, officer, or key employee of Miller and Lents, Ltd. has any financial ownership in the BP Prudhoe Bay Royalty Trust, Hilcorp North Slope, LLC, or its parent or any related companies. Compensation for this report is not contingent upon the results and M&L has not performed other services for Hilcorp North Slope, LLC or the BP Prudhoe Bay Royalty Trust that would affect its objectivity. Miller and Lents, Ltd. hereby grants consent for use of this letter, in its entirety, in the BP Prudhoe Bay Royalty Trust’s SEC Form 10-K annual report filing for the fiscal year ended December 31, 2020.

Very truly yours,

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